Press release

from ASSA ABLOY AB (publ)

25 September 2006 no.20/06

ASSA ABLOY joins with Cisco Systems to bring network intelligence to the door

Companies Showcase Convergence Technologies in Joint Demonstration at the ASIS show in San Diego

ASSA ABLOY today announced a collaboration with the worldwide leader in IP networking, Cisco Systems®, to develop compatible technologies allowing the convergence of physical and logical access. On display in the United States for the first time at the ASIS show in San Diego, the joint demonstration from the two companies features a "network door" solution combining ASSA ABLOY's new standards-based Highly Intelligent Operation (Hi-O™) lock-technology system with Cisco's patent-pending IP-based converged access-control technology.

The collaboration is designed to ensure that ASSA ABLOY's Hi-O enabled products are interoperable with Cisco's approach to integrated IP solutions for physical security built on Cisco's Intelligent Converged Environment, allowing for the integration of video surveillance and physical security devices into IP-based networks. This integration will benefit customers by offering enhanced physical and network security features while reducing the total cost of ownership.

ASSA ABLOY's open standard based "plug and play" Hi-O system permits electronic door components such as locks, door sensors, door actuators and smart card readers to work right out of the box, making installation easier and faster.

"Our collaboration with Cisco positions ASSA ABLOY to meet the security needs of customers whose next step is to combine physical and logical access," said Ulf Södergren, CTO, ASSA ABLOY. "Our Hi-O standard makes this possible because for the first time electronic doorway components can communicate with each other and can easily integrate into a company's IT network. The intelligent door will reduce costs by simplifying installation, making maintenance easier and predicting breakdowns."

"Cisco and ASSA ABLOY are both attacking similar problems. We've integrated IT best practices and brought them together with video surveillance and electronic access control," said Mark Farino, general manager of Cisco's Converged Secure Infrastructure Business Unit. "The concept of employees using their badges or other credentials to gain entry into buildings while also establishing physical presence to access certain network resources will generate tremendous attention from many customers in a variety of vertical markets. Cisco and ASSA ABLOY show how a converged solution brings network intelligence to the door."

Along with Cisco, ASSA ABLOY Group companies such as Besam, HES, HID Global, Sargent, Securitron will also participate in the demonstration.

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The "Intelligent Door" demonstration at ASIS will preview this innovative application of technology. Cisco and ASSA ABLOY will jointly test and market interoperable '"network door" solutions as a result of this collaboration.

About Cisco Systems

Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. Information about Cisco can be found at http://www.cisco.com. For ongoing news, go to http://newsroom.cisco.com.

Further information can be obtained from

Ulf Södergren, CTO ASSA ABLOY, Tel + 46 506 485 10
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79